UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

89bio, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
282559103
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Advisors Israel II Limited OrbiMed Israel GP II, L.P. OrbiMed Capital GP VI LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) IA

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Advisors Israel II Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Israel GP II, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person (See Instructions) OO

Item 1.  Security and Issuer

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., and OrbiMed Capital GP VI LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2019, as amended by Amendment No. 1 filed with the SEC on July 13, 2020, Amendment No. 2 filed with the SEC on September 23, 2020, Amendment No. 3 filed with the SEC on July 5, 2022, and Amendment No. 4 (“Amendment No. 4”) filed with the SEC on January 26, 2023. This Statement relates to the common stock, par value $0.001 per share (the “Shares”) of 89bio, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 142 Sansome Street, Second Floor, San Francisco, California 94104. The Shares are listed on the NASDAQ Global Market under the ticker symbol “ETNB”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

As a result of the transactions described in Item 5(c) below, the Reporting Persons (as defined below) may no longer be deemed the beneficial owners of more than 5% of the outstanding Shares. Accordingly, this Amendment No. 5 constitutes the final amendment to the Statement and an exit filing for the Reporting Persons.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Advisors Israel II Limited (“OrbiMed Limited”), OrbiMed Israel GP II, L.P. (“OrbiMed Israel”), and OrbiMed Capital GP VI LLC (“GP VI”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Limited has its principal offices at 1 Shankar St., Herzliya 4672501, Israel.

OrbiMed Israel, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Israel has its principal offices at 1 Shankar St., Herzliya 4672501, Israel.

GP VI, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Israel and GP VI are set forth on Schedules I, II, III and IV, respectively, attached hereto. Schedules I, II, III, and IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)      present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) As a result of the transactions described in Item 5(c), as of the date of this filing, each Reporting Person no longer, directly or indirectly, beneficially owns any Shares and, as such, each Reporting Person no longer has any voting or dispositive power over any Shares.

(c) The Reporting Persons effected the following transactions in Shares since the filing of Amendment No. 4.

Seller	Date of Transaction	Transaction	Number of Shares	Price Per Share
OIP II	March 22, 2023	Sold	250,000	$15.15
OPI VI	March 22, 2023	Sold	250,000	$15.15
OIP II	March 22, 2023	Sold	1,004,436	$14.26
OPI VI	March 22, 2023	Sold	1,004,433	$14.26
OIP II	March 22, 2023	Sold	250,000	$13.97
OIP VI	March 22, 2023	Sold	250,000	$13.97

(d) Not applicable.

(e) As of March 22, 2023, the Reporting Persons are believed to have ceased to be the beneficial owners of more than five percent of the outstanding Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OrbiMed Private Investments VI, LP (“OPI VI”), a limited partnership organized under the laws of Delaware. Pursuant to this agreement and relationship, GP VI has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI.

OrbiMed Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power of GP VI to vote and otherwise dispose of securities held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild

OrbiMed Israel is the general partner of OrbiMed Israel Partners II, L.P. (“OIP II”), a limited partnership organized under the laws of the Cayman Islands, pursuant to the terms of the limited partnership agreement of OIP II. OrbiMed Limited is the general partner of OrbiMed Israel pursuant to the terms of the limited partnership agreement of OrbiMed Israel. Pursuant to these agreements and relationships, OrbiMed Israel has discretionary investment management authority with respect to the assets of OIP II and such discretionary investment management authority is exercised through OrbiMed Limited through an investment committee comprised of Carl L. Gordon, David P. Bonita, and Erez Chimovits. Such authority includes the power to vote and otherwise dispose of securities held by OIP II.

Investors Rights Agreement

In addition, OPI VI and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer a summary of which is set forth at Item 6 of the Statement.

Other than as described in this Amendment No. 5, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., and OrbiMed Capital GP VI LLC.
2.	Investors’ Rights Agreement by and among the Issuer and each of the persons listed on the signature page thereto, dated as of September 17, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-234174)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2023	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED ADVISORS ISRAEL II LIMITED

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ISRAEL GP II, L.P.

	By:	ORBIMED ADVISORS ISRAEL II LIMITED, its general partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director of OrbiMed Advisors Israel II Limited

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member ObiMed Advisors LLC
David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Israel II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 1 Shankar St., Herzliya 4672501 Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors Israel II Limited

David P. Bonita	Director	Director OrbiMed Advisors Israel II Limited

Erez Chimovits Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

SCHEDULE III

The business and operations of OrbiMed Israel GP II, L.P. are managed by the executive officers and directors of its general partner, OrbiMed Advisors Israel II Limited, set forth on Schedule II attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., and OrbiMed Capital GP VI LLC.
2.	Investors’ Rights Agreement by and among the Issuer and each of the persons listed on the signature page thereto, dated as of September 17, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-234174)).